Fulbright & Jaworski l.l.p.

A Registered Limited Liability Partnership

666 Fifth Avenue, 31st Floor

New York, New York 10103-3198

www.fulbright.com

Roy L. Goldman Partner rgoldman@fulbright.com	direct dial: telephone: facsimile:	(212) 318-3219 (212) 318-3000 (212) 318-3400

November 29, 2006

VIA EDGAR

Mr. Michael Moran

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 03-05

Washington, D.C. 20549

Re:	Cygne Designs, Inc.
Form 10-K and 10-K/A for the year ended January 31, 2006
Filed May 1, 2006 for the 10-K and May 22, 2006 for the 10K/A

Form 10-Q for the quarter ended April 30, 2006
Filed June 14, 2006
File No.’s 000-22102

Dear Mr. Moran:

On behalf of Cygne Designs, Inc. (the “Company”), we hereby submit to you changed pages to the Company’s Annual Report on Form 10-K for the year ended January 31, 2006 (the “Annual Report”) and to the Company’s Quarterly Reports on Form 10-Q for the quarter ended April 30, 2006 (the “Quarterly Q 1 Report”), and for the quarter ended July 31, 2006 (the “Quarterly Q 2 Report”) reflecting proposed changes to be made in response to the Staff’s comment letter dated November 3, 2006. If the foregoing pages are acceptable, the Company will file the proposed changes to the Staff comment letters dated November 3, 2006, October 2, 2006, and July 28, 2006 in an amended Form 10-K/A, and an amended Form 10-Q for the fiscal quarters ended April 30, 2006 and July 31, 2006. In addition to the incorporation of the proposed changes in response to the Staff’s three comment letters, the amended reports will include a restatement of the Company’s financial statements to reflect a revision to the deferred tax provision for each report period cited above. As discussed with the Staff today, the Company intends to file a Current Report on Form 8-K announcing the restatement. appropriate conforming changes for these periods will be made to the footnotes to the financial statements and to the MD&A.

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request. All responses were prepared by the Company in consultation with its independent registered public accounting firm. Set forth after each numbered paragraph, each of

Houston • New York • Washington DC • Austin • Dallas • Los Angeles • Minneapolis • San Antonio

Dubai • Hong Kong • London • Munich • Riyadh

Mr. Michael Moran

November 29, 2006

which corresponds to the numbered paragraphs of the November 3, 2006 comment letter, are the Company’s responses to the Staff’s comments. The Company’s proposed changes also reflect the change in the previously reported tax provision and the related deferred tax liability accounts, to correct an error in the amount of previously reported tax expense.

Form 10-K January 31, 2006

Consolidated Balance Sheets, page F-4

Consolidated Statements of Cash Flows, page F-7

1.	We note your continued belief that the right of set-off exists and you have properly accounted for the Factoring Agreement. Please provide us a documented response with your basis for reaching your conclusion citing the appropriate accounting literature.

Response

As previously agreed, the Company will revise its presentation of the factored receivables and amounts owed for advances to the factor to show these items as separate captions on the balance sheet and on the cash flow statements. Please see the attached proposed disclosure for Consolidated Balance Sheets and Consolidated Statements of Cash Flows of the Annual Report and the 2006 quarterly reports. All appropriate conforming changes will be made to the footnotes to the financial statements and to the MD&A.

2.	As previously stated in our prior comment 1, it appears the maturities differ with the amounts due from factor having a longer-term maturity. If true, you may not offset the advances you owe with amounts due you for factored receivables since you must settle the advances in the manner the factor selects. Reference is made to FIN 39, paragraph 44.

a.	The Factoring Agreement dated July 31, 2005 and January 31, 2006 (Exhibits 10.8, 10.10 and 10.22) states that all advances made to you are payable on demand. If our understanding is not correct, please advise. Revise your disclosure to state whether or not the advances are payable on demand.

Response

The Company has complied with this comment. The advances to the factor are payable on demand. Please see the proposed disclosure to be added to Note 5, Credit Facilities on page F-19 of the Annual Report.

Mr. Michael Moran

November 29, 2006

b.	We note that the receivables are sold without recourse to the factor and it appears no cash is required to be paid to you until the date the receivables are collected by the factor. Please tell us and clarify your disclosure to specifically state when amounts are due to you from the factor for the receivables sold.

Response:

The Company has complied with this comment. The Company is due payment from the receivables sold to the factor upon the payment of the receivable to the factor by Cygne’s customer less a factor reserve for known future chargebacks from all customers. Please see the proposed disclosure to be added to Note 5, Credit Facilities on Page F-19 of the Annual Report.

3.	The proposed revised Consolidated Statements of Cash Flows shows an increase in Due from factor of $1,518 within operating activities. Please explain to us how you determined this amount. In this regard, we note the change in balance sheet amounts from January 29, 2005 to January 31, 2006 is an increase of $15,407. Also, the advances from factor within financing activities show gross amounts for advances and repayments netting to zero on the cash flow statement when the net change in balance sheet amounts shows an increase of $15,851.

Response

The Consolidated Statements of Cash Flows have been revised to break out advances from factor and payments to factor and include both items under financing activities. Please see the proposed revision shown in the response to Comment 1 of this letter.

4.	Please advise us of the factors you considered in determining that the disclosure requirements of APB 20, Accounting Changes, were not required in conjunction with the changes you are making in your financial statements or show us what your disclosure will look like in the amended filing. Additionally, please show us the changes you plan to make to your most recent interim Form 10 Q. We may have further comment.

Response

The Company acknowledges the staff’s comment. The Company intends to file an amended Form 10-K for the fiscal year ended January 31, 2006, an amended Form 10-Q for the period ended April 30, 2006 and an amended Form 10-Q for the period ended July 31, 2006. The amended filings will incorporate the Company’s replies to the Staff’s comments dated September 22, 2006 and October 26, 2006 as well as this reply. In addition, the amended filings will incorporate the revisions to the deferred tax provision for each report period. Please see the

Mr. Michael Moran

November 29, 2006

attached proposed disclosures for the Consolidated Balance Sheets, Consolidated Statements of Operations and Consolidated Statements of Cash Flows for the year ended January 31, 2006 and the quarters ended April 30, 2006 and July 31, 2006. All appropriate conforming changes will be made to the footnotes to the financial statements and to the MD&A. The Company advises the Staff that its October Report on Form 10-Q for the quarter ended October 31, 2006 is being prepared consistent with the proposed changes contained herein.

The Company has determined that the corrections of previously issued financial statements were significant in nature and the previously issued financial statements will be restated and reissued.

Please note that on behalf of the Company, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3219.

Very truly yours,

/s/ Roy L. Goldman
Roy L. Goldman

Enclosure

cc:	Roy E. Green

Changes to be shown in the amended 10 K.

Comment 1 and the recording of the deferred tax liability

Cygne Designs, Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	Memo Only			January 31, 2006	January 29, 2005
				(Restated)
Assets
Current Assets:
Cash and cash equivalents				$977	$3,575
Trade accounts receivable				70	837
Due from Factor, net of allowances		~~0~~		15,443	—
Inventories				4,489	2,707
Marketable securities				23	37
Other receivables and prepaid expenses				306	292

Total current assets		~~5,865~~		21,308	7,448
Fixed assets, net				724	1,679
Intangible assets, net				2,475	—
Goodwill				66,576	—
Deposits				68	33

Total assets	~~$~~	~~75,708~~		$91,151	$9,160

Liabilities and Stockholders’ Equity
Current liabilities:
~~Due to factor~~ Advances from factor	~~$~~	~~444~~		$15,887	$—
Current portion of long term note payable to a related party				729	—
Due to related parties, net				550	—
Accounts payable				1,524	362
Accrued expenses				967	517
Income taxes payable				585	566

Total current liabilities		~~4,799~~		20,242	1,445
Secured subordinated promissory note payable to a related party, net				28,420	—
Deferred taxes		~~0~~		785	—

Total liabilities		~~33,219~~		49,447	1,445

Commitments and contingencies (note 13)
Stockholders’ equity:
Preferred Stock, $0.01 par value; 1,000,000 shares authorized: none issued and outstanding				—	—
Common Stock, $0.01 par value; 100,000,000 and 25,000,000 shares authorized: 24,454,459 and 12,438,038 shares issued and outstanding, at January 31, 2006 and January 29, 2005, respectively				245	124
Paid-in capital				161,046	120,918
Deferred compensation				(255)	—
Accumulated other comprehensive loss				(17)	(178)
Accumulated deficit		~~(118,530~~	~~)~~	(119,315)	(113,149)

Total stockholders’ equity		~~42,489~~		41,704	7,715

Total liabilities and stockholders’ equity	~~$~~	~~75,708~~		$91,151	$9,160

See accompanying notes.

The recording of the deferred tax provision which is included in the balance sheet above

Cygne Designs, Inc. and Subsidiaries

Consolidated Statements of Operations

(In thousands except per share amounts)

			Year Ended
	Memo Only		January 31, 2006	January 29, 2005	January 31, 2004
			(Restated)
Net sales			$58,453	$28,960	$27,082
Cost of goods sold (1)			46,339	25,133	22,932

Gross profit			12,114	3,827	4,150
Selling, general and administrative expenses (1)			11,174	3,246	3,411
Depreciation and amortization			997	66	37
Provision for restructuring			102	—	—

(Loss) income from continuing operations before interest, other expense and income taxes			(159)	515	702
Interest income			(22)	(14)	(16)
Interest expense including amortization of debt discounts (1)			5,034	159	180
Other expense			175	26	—

(Loss) income from continuing operations before income taxes			(5,346)	344	538
Provision (benefit) for income taxes	~~35~~		820	3	(374)

(Loss) income from continuing operations	~~(5,381~~	~~)~~	(6,166)	341	912
Loss from discontinued operation, net (includes a loss on disposal of $479 in 2004)			—	(28)	(528)

Net (loss) income	~~(5,381~~	~~)~~	($6,166)	$313	$384

(Loss) income per share-basic and diluted from continuing operations	~~($0.30~~	~~)~~	($0.34)	$0.03	$0.07
(Loss) per share-basic and diluted from discontinued operation			—	—	(0.04)

Net (loss) income per share-basic and diluted	~~($0.30~~	~~)~~	($0.34)	$0.03	$0.03

Weighted average common shares outstanding:
Basic			17,861	12,438	12,438

Diluted			17,861	12,443	12,441

(1)	Related Parties amounts include the following line items:

	Year Ended
	January 31, 2006	January 29, 2005	January 31, 2004
Cost of goods sold	$31,795	$—	$—
Selling, general and administrative expenses	$3,766	$—	$—
Interest expense	$1,120	$—	$—

See accompanying notes

Comment 1

Consolidated Statements of Cash Flows, Page F-7 and the recording of the deferred tax provision

Cygne Designs, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

				Year Ended
	Memo			January 31, 2006	January 29, 2005	January 31, 2004
				(Restated)
Operating activities
Net (loss) income	~~$~~	~~5,381~~		($6,166)	$313	$384
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Reversal of income tax liability				(11)	(12)	(400)
Deferred tax provision		~~0~~		785	—	—
Loss on sale of business				—	—	479
Depreciation and amortization of fixed assets				292	330	281
Amortization of intangible assets				896	—	—
Loss on impairment of long-lived assets				978	—	—
Amortization of debt discounts				3,460	—	—
Allowance for customer chargebacks and trade discounts				1,962	—	—
Non-cash stock compensation				36	—	—
Loss on marketable securities				175	26	—
Changes in operating assets and liabilities:
Trade accounts receivable				767	(837)	—
Due from factor		~~—~~ 		(17,405)	1,775	419
Inventories				(1,782)	(501)	(267)
Other receivables and prepaid expenses				(14)	(12)	125
Deposits				(24)	10	—
Accounts payable				1,162	(261)	(322)
Accrued expenses				417	(297)	347
Income taxes payable				30	(12)	8
Due to related parties				300	—	—

Net cash (used in) provided by operating activities		~~3,263~~		(14,142)	522	1,054
Investing activities
Purchase of the denim business				(4,199)	—	—
Purchase of fixed assets				(158)	(292)	(319)

Net cash used in investing activities				(4,357)	(292)	(319)
Financing activities
Exercise of stock options				14	—	—
Advances from factor		~~49,546~~		50,364	—	—
Repayments of advances to factor		~~(51,064~~	~~)~~	(34,477)	—	—

Net cash provided by financing activities		~~(1,504~~	~~)~~	15,901	—	—
Net (decrease) increase in cash and cash equivalents				(2,598)	230	735
Cash and cash equivalents at beginning of year				3,575	3,345	2,610

Cash and cash equivalents at end of year				$977	$3,575	$3,345

Footnote explaining the restatement of financial statements

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following tables summarize certain selected financial information and have been restated to reflect further in Note 2. “Restatement of Financial Statements” in the Notes to Consolidated Financial Statements included in Item 8. “Financial Statements and Supplementary Data” in this Form 10-K/A. This data should be read in conjunction with “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of the Company, which have been audited by our registered independent public accounting firm, and the Consolidated Financial Statements and Notes included elsewhere in this Annual Report on Form 10-K/A. The discontinued operation in 2001, 2002 and 2003, the acquisition in 2005, and the reversal of income tax accruals of $4,800,000 and $400,000 in 2002 and 2003, respectively, materially affect the comparability of the financial data reflected below.

NOTE 2. RESTATEMENT OF FINANCIAL STATEMENTS

The Company previously reported amounts due from the factor net of advances received from the factor as a current asset in the balance sheet. During the fiscal year ending January 31, 2007, management of the Company, in connection with comments received from the staff of the Securities and Exchange Commission determined that it was more appropriate to report amounts due from the factor as current assets and advances from the factor as a current liability because advances from the factor are due on demand and amounts due from factor are payable upon receipt of payment by the factor from the customer. The statements of cash flows have been revised to present advances from the factor and repayment of those advances as financing activities and the change in amounts due from the factor as an operating activity. The Company is also correcting errors identified related to the income tax expense for the year ended January 31, 2006 in order to increase the amount of the valuation allowance previously provided.

In accordance with SFAS No. 109, “Accounting for Income Taxes”, and SFAS No.142, “Goodwill and Other Intangible Assets”, for taxable business combinations that yield tax-deductible goodwill, there is an accumulation of deferred tax liabilities over time as goodwill is deducted on tax returns but not amortized for financial reporting purposes. The deferred tax liabilities will reverse if impairment charges are recognized or when the business is disposed of through the sale or otherwise.

The Company incorrectly netted the deferred tax liability with deferred tax assets and provided a valuation allowance on the net asset balance. Because of the uncertainty of the timing of the reversal of the deferred tax liability related to the goodwill temporary difference, the valuation allowance should have been provided against the gross deferred tax assets.

The following is a summary of the effects of these changes cited above on the consolidated balance sheets as January 31, 2006 as well as the effects of these changes on the consolidated statements of operations and cash flows (in thousands, except share data).

For Fiscal Year Ended January 31, 2006:

	Consolidated Statements of Operations
	As Previously Reported	Adjustment	As Restated
(Loss) before income taxes	($5,346)	$—	($5,346)
Provision for income taxes	35	785	820
Net (loss)	(5,381)	785	(6,166)
Net (loss) per share-basic and diluted	(0.30)	(0.04)	(0.34)

January 31, 2006:

	Consolidated Balance Sheets
	As Previously Reported	Adjustments	As Restated
Due from factor, net of allowances	$—	$15,443	$15,443
~~Due to factor~~ Advances from factor	444	15,443	15,887
Deferred Taxes	—	785	785
Accumulated deficit	(118,530)	785	(119,315)
Net (loss)	(5,381)	785	(6,166)
Net (loss) per share-basic and diluted	(0.30)	(0.04)	(0.34)
Total stockholders’ equity	42,489	(785)	41,704
Total liabilities and stockholders’ equity	75,708	15,443	91,151

For Fiscal Year Ended January 31, 2006:

	Consolidated Statements of Cash Flow
	As Previously Reported	Adjustments	As Restated
Net cash provided by (used in) operating activities	$3,263	($17,405)	($14,142)
Net cash (used in) provided by investing activities	(1,504)	17,405	15,901

Changes to be shown in the amended 10 Q for the period ended April 30, 2006

Comment 1 and the recording of the deferred tax liability

Cygne Designs, Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	Memo Only			April 30, 2006	January 31, 2006
				(Restated)	(Restated)
				(Unaudited)
Assets
Current Assets:
Cash and cash equivalents				$103	$977
Trade accounts receivable				114	70
Due from factor, net of allowances		~~290~~		10,506	15,443
Inventories				5,531	4,489
Marketable securities				42	23
Other receivables and prepaid expenses				280	306

Total current assets		~~6,360~~		16,576	21,308
Fixed assets, net				710	724
Intangible assets, net				2,303	2,475
Goodwill				66,576	66,576
Deposits				68	68

Total assets		~~76,017~~		$86,233	$91,151

Liabilities and Stockholders’ Equity
Current liabilities:
~~Due to factor~~ Advances from factor	~~$~~	~~—~~ 		$10,216	$15,887
Current portion of long term note payable to a related party				1,500	729
Due to related parties, net				2,102	550
Accounts payable				601	1,524
Accrued expenses				1,094	967
Income taxes payable				593	585

Total current liabilities		~~5,890~~		16,106	20,242
Secured subordinated promissory note payable to a related party, net				28,162	28,420
Deferred taxes		~~0~~		1,177	785

Total liabilities		~~34,052~~		45,445	49,447

Commitments and contingencies (note 11)
Stockholders’ equity:
Preferred Stock, $0.01 par value; 1,000,000 shares authorized: none issued and outstanding				—	—
Common Stock, $0.01 par value; 100,000,000 and 25,000,000 shares authorized: 24,462,109 and 24,454,459 shares issued and outstanding, at April 30, 2006 and January 31, 2006, respectively				245	245
Paid-in capital				160,832	161,046
Deferred compensation				—	(255)
Accumulated other comprehensive loss				2	(17)
Accumulated deficit		~~(119,114~~	~~)~~	(120,291)	(119,315)

Total stockholders’ equity		~~41,965~~		40,788	41,704

Total liabilities and stockholders’ equity		~~76,017~~		$86,233	$91,151

The recording of the deferred tax provision which is included in the balance sheet above

Cygne Designs, Inc. and Subsidiaries

Consolidated Statements of Operations

(In thousands except per share amounts)

			For the Three Months Ended
	Memo Only		April 30, 2006	April 30, 2005
			(Restated)
			(Unaudited)
Net sales			$20,895	$5,555
Cost of goods sold (1)			15,931	4,923

Gross profit			4,964	632
Selling, general and administrative expenses (1)			4,036	708
Depreciation and amortization			204	17
Provision for restructuring			—	102

Income (loss) from operations before interest and income taxes			724	(195)
Interest income			—	(9)
Interest expense including amortization of debt discount (1)			1,290	—

Loss from operations before income taxes			(566)	(186)
Provision for income taxes	~~18~~		410	5

Net loss	~~(584~~	~~)~~	($976)	$(191)

Net loss per share-basic and diluted	~~(0.02~~	~~)~~	($0.04)	($0.02)

Weighted average common shares outstanding:
Basic			24,456	12,438

Diluted			24,456	12,438

(1)	Related Parties amounts include the following line items:

	For the Three Months Ended
	April 30, 2006	April 30, 2005
Cost of goods sold	$12,328	$—
Selling, general and administrative expenses	$1,222	$—
Interest expense	$470	$—

See accompanying notes

Changes to be shown in the amended 10 Q for the period ended April 30, 2006

Comment 1 and the recording of the deferred tax liability

Cygne Designs, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

			For the Three Months Ended
	Memo Only		April 30, 2006	April 30, `2005
			(Restated)
			(Unaudited)
Operating activities
Net (loss)	~~($584~~	~~)~~	($976)	($191)
Adjustments to reconcile net (loss) to net cash provided by operating activities:
Depreciation and amortization of fixed assets			32	66
Deferred tax provision	~~0~~		392	—
Amortization of intangible assets			172	—
Amortization of debt discount			513	—
Allowance for customer chargebacks and trade discounts			(859)	—
Non-cash stock compensation			40	—
Changes in operating assets and liabilities:
Trade accounts receivable			(44)	(397)
Due from factor	~~0~~		5,796	—
Inventories			(1,042)	586
Other receivables and prepaid expenses			26	153
Deposits			—	(8)
Accounts payable			(923)	1,330
Accrued expenses			127	(28)
Income taxes payable			8	(3)
Due to related parties			1,802	—

Net cash provided by operating activities	~~796~~		5,064	1,508
Investing activities
Purchase of denim business			(250)	—
Purchase of fixed assets			(18)	(11)

Net cash used in investing activities			(268)	(11)
Financing activities
Exercise of stock options			1	—
Advances from factor	~~19,114~~		19,563	—
Repayments of advances to factor	~~(18,989~~	~~)~~	25,234	—

Net cash provided by financing activities	~~126~~		(5,670)	—
Net (decrease) increase in cash and cash equivalents			(874)	1,497
Cash and cash equivalents at beginning of period			977	3,575

Cash and cash equivalents at end of period			$103	$5,072

See accompanying notes.

Changes to be shown in the amended 10 Q for the period ended July 31, 2006

Comment 1 and the recording of the deferred tax liability

Cygne Designs, Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	Memo			July 31, 2006	January 31, 2006
				(Restated)	(Restated)
				(unaudited)
Assets
Current assets:
Cash and cash equivalents				$3,841	$977
Non-factored trade accounts receivable				7,901	70
Due from factor		~~190~~		24,095	15,443
Inventories				4,829	4,489
Marketable securities				37	23
Other receivables and prepaid expenses				112	306

Total current assets		~~16,910~~		40,815	21,308
Fixed assets, net				687	724
Intangible assets, net				5,012	2,475
Goodwill				73,080	66,576
Deposits				68	68

Total assets	~~$~~	~~97,757~~		$119,662	$91,151

Liabilities and Stockholders’ Equity
Current liabilities:
~~Due to factor~~ Advances from factor	~~$~~	~~—~~ 		$23,905	$15,887
Current portion of long term note payable to a related party				2,299	729
Due to related parties, net				11,611	550
Accounts payable				340	1,524
Accrued expenses				931	967
Income taxes payable				611	585

Total current liabilities		~~15,792~~		39,697	20,242
Secured subordinated promissory note payable to a related party, net				27,876	28,420
Deferred taxes		~~0~~		1,570	785

Total liabilities		~~43,668~~		69,143	49,447

Commitments and contingencies (note 11)
Stockholders’ equity:
Preferred Stock, $0.01 par value; 1,000,000 shares authorized: none issued and outstanding				—	—
Common Stock, $0.01 par value; 100,000,000 and 25,000,000 shares authorized: 26,462,109 and 24,454,459 shares issued and outstanding, at July 31, 2006 and January 31, 2006, respectively				265	245
Paid-in capital				168,529	161,046
Deferred compensation				—	(255)
Accumulated other comprehensive income (loss)				(3)	(17)
Accumulated deficit		~~(116,702~~	~~)~~	(118,272)	(119,315)

Total stockholders’ equity		~~52,089~~		50,519	41,704

Total liabilities and stockholders’ equity	~~$~~	~~97,757~~		$119,662	$91,151

Changes to be shown in the amended 10 Q for the period ended July 31, 2006

The recording of the deferred tax provision.

Cygne Designs, Inc. and Subsidiaries

Consolidated Statements of Operations

(In thousands except per share amounts)

	Three Months Ended		Six Months Ended
	July 31, 2006	July 30, 2005	July 31, 2006	July 30, 2005
	(Restated)		(Restated)
	(unaudited)
Net sales	$45,116	$4,062	$66,011	$9,617
Cost of goods sold (1)	35,140	3,770	51,071	8,693

Gross profit	9,976	292	14,940	924
Selling, general and administrative expenses (1)	5,629	708	9,665	1,416
Depreciation and amortization	624	18	828	35
Provision for restructuring	—	—	—	102

Income (loss) from operations before interest and income taxes	3,723	(434)	4,447	(629)
Interest income	—	(13)	—	(22)
Interest expense including amortization of debt discount (1)	1,293	—	2,583	—

Income (loss) from operations before income taxes	2,430	(421)	1,864	(607)
Provision for income taxes	411	5	821	10

Net income (loss)	$2,019	($426)	$1,043	($617)

Net income (loss) per share-basic and diluted	$0.08	($0.03)	$0.04	($0.05)

Weighted average common shares outstanding:
Basic	26,223	12,458	25,343	12,448

Diluted	26,223	12,458	25,343	12,448

(1). Related Parties amounts included in the following line items:

	Three Months Ended		Six Months Ended
	July 31, 2006	July 30, 2005	July 31, 2006	July 30, 2005
Cost of goods sold	$34,943	$—	$47,271	$—
Selling, general and administrative expenses	$2,588	$—	$3,810	$—
Interest expense	$470	$—	$940	$—

See accompanying notes.

Comment 1 and the recording of the deferred tax liability.

Cygne Designs, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

			For the Six Months Ended
	Memo		July 31, 2006	July 30, 2005
			(Restated)
			(Unaudited)
Operating activities
Net income (loss)	~~1,828~~		$1,043	($617)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization of fixed assets			65	132
Deferred tax provision	~~0~~		785	—
Amortization of intangible assets			763	—
Amortization of debt discount			1,026	—
Allowance for customer chargebacks and trade discounts			339	—
Non-cash stock compensation			77	—
Changes in operating assets and liabilities:
Non-factored trade accounts receivable			(7,831)	(895)
Due from factor	~~(973~~	~~)~~	(8,991)	—
Inventories			160	300
Other receivables and prepaid expenses			194	81
Due to related parties			8,561	—
Accounts payable			(1,184)	864
Accrued expenses			(91)	248
Income taxes payable			26	2

Net cash (used in) provided by operating activities	~~2,960~~		(5,058)	115

Investing activities
Purchase of denim business from Diversified Apparel Resources LLC			—	(506)
Purchase of private label division from Innovo Group Inc.			(69)	—
Purchase of fixed assets			(28)	(26)

Net cash used in investing activities			(97)	(532)

Financing activities
Exercise of stock options			1	6
Advances from factor	~~0~~		49,434	—

Repayments of advances to factor	~~0~~		(41,416)	—

Net cash provided by financing activities	~~1~~		8,019	6

Net increase in cash and cash equivalents			2,864	(411)
Cash and cash equivalents at beginning of period			977	3,575

Cash and cash equivalents at end of period			$3,841	$3,164

See accompanying notes.

Comment 1, 2a & 2b

Note 5, Credit Facilities, Page F-19

Effective January 1, 2003, the Company entered into an Amended and Restated Factoring Agreement with GMAC Commercial Credit LLC (the “GMAC Factor Agreement”). The GMAC Factor Agreement, which was scheduled to terminate on December 31, 2004, was terminated on October 30, 2004. The Company paid GMAC a contractual early termination fee of $22,500 for the year ended January 29, 2005.

There were no outstanding loans at October 30, 2004. Interest expense for the year ended January 29, 2005 on the accompanying Consolidated Statements of Operations includes factor fees, factor early termination fee and the amortization of the deferred financing costs. Interest expense for the year ended January 31, 2004 includes factor fees and the amortization of the deferred financing costs.

Effective July 31, 2005, the Company began to use Milberg Factors, Inc. (“Milberg”) for credit administration and cash flow purposes.

The Company and Milberg entered into a one-year factoring agreement effective July 31, 2005 which was amended on January 31, 2006 (the “Factoring Agreement”). Under the Factoring Agreement, the Company sells to Milberg without recourse all of Cygne receivables which are acceptable to Milberg. Milberg is responsible for collection, assumes all credit risk, and obtains all of the rights and remedies of the Company against the Company’s customers for those receivables purchased by Milberg without recourse. Further, payment is due from Milberg upon the payment of the receivable to Milberg by Cygne’s customer less a Milberg reserve for known future chargebacks from all customers.

Cygne estimates the allowances for customer chargebacks and trade discounts to be applied against its factored trade accounts receivable considering both historical and anticipated deductions taken by customers. As of January 31, 2006, Cygne had reserved approximately $1,962,000 for allowances for customer chargebacks and trade discounts.

Milberg’s basic factoring charge is fifty-five one hundredths of one percent (0.55%) of the gross amount of the first $25,000,000 of receivables factored by Milberg in any contract year, forty-five one hundredths of one percent (0.45%) of the next $25,000,000 of receivables factored by Milberg in any contract year, and forty one hundredths of one percent (0.40%) of receivables factored by Milberg in any contract year in excess of $50,000,000, in each case, less any trade discounts to customers. For accounts with a low, but acceptable credit rating, Milberg adds approximately 1.00% of factored receivables to the factoring charge. The Factoring Agreement contains covenants with respect to working capital and net worth. The working capital (as defined) had to be at least $1 million for the period July 31, 2005 through January 31, 2006 and at least $3 million thereafter. Cygne was in default with regard to this covenant at January 30, 2006 for which Cygne obtained a waiver from Milberg. The tangible net worth (as defined) had to be at least $1 million through January 31, 2006 and at least $3 million thereafter. These covenants were amended with an effective date of January 31, 2006. The revised working capital (as defined) has to be at least $2 million for the period from January 31, 2006 through April 30, 2006, and at least $3 million thereafter. The revised tangible net worth (as defined) has to be at least $2 million for the period from January 31, 2006 through April 30, 2006, and at least $3 million thereafter. The Company is in compliance with all working capital and tangible net worth covenants at January 31, 2006. The minimum aggregate factoring charges payable under the Factoring Agreement for the contract year are $95,000. The factor fees for the year ended January 31, 2006 were approximately $354,000. The maximum revolving amount set forth in the agreement is $20,000,000. At the time of purchase of receivables and periodically thereafter, Milberg may in its sole discretion make advances to Cygne. In addition, upon Cygne’s request, Milberg must remit (and at any time in Milberg’s sole discretion Milberg may remit) any money standing to Cygne’s credit on Milberg’s books in excess of a reserve for known future chargebacks from all customers.

Advances from Milberg are repayable on demand. The maximum advances are the lower of 90% of the net amount due from Milberg after a Milberg reserve for known chargebacks and trade discounts from all customers or $20,000,000. Advances from Milberg at January 31, 2006 were approximately $15,887,000. Interest paid to Milberg for the year ended January 31, 2006 was approximately $455,000.

Milberg may charge interest on any monies remitted or otherwise advanced or charged to Cygne’s account before the collection of receivables. The interest rate is prime plus 0.5% (prime rate at January 31, 2006 was 7.5%) As security for all of Cygne’s obligations to Milberg, including advances made by Milberg to Cygne, Cygne granted to Milberg a continuing security interest in substantially all of its property. Such security interest is senior to the security interest granted to Diversified Apparel with respect to its Secured Subordinated Promissory Note.

In connection with the Factoring Agreement, Mr. Guez guaranteed Cygne’s obligations to Milberg up to $1,000,000, plus accrued and unpaid interest, plus any costs and expenses of enforcing the guaranty, except that such guaranty is unlimited in the case of fraud. Also in connection with the Factoring Agreement, Diversified Apparel agreed to subordinate to Milberg the present and future indebtedness owed to Diversified Apparel by Cygne until all of Cygne’s obligations to Milberg made in connection with the Factoring Agreement have been fully paid and discharged.

Due from factor, net of factor advances and allowances for chargebacks and trade discounts, as shown on the balance sheets are summarized below. Factored receivables of $17,405,000 at January 31, 2006 are without recourse.

(In thousands)
(Restated)
Outstanding factored receivables	$17,405
Less, allowances for chargebacks and trade discounts	1,962

Due to factor, net of allowances for chargebacks and trade discounts	15,443
Less, advances from factor	15,887

Due to factor net of factor advances and reserves for chargebacks and trade discounts	($444)

The average factor advances for the year ended January 31, 2006 were approximately $11,361,000 and the highest advance during this period was approximately $15,851,000.